UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                                 Worlds.com Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                           (Title Class of Securities)


                                    981918105
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                                 (CUSIP Number)

                                Steven G. Chrust
                              c/o David Alan Miller
                                 Graubard Miller
                          600 Third Avenue, 32nd Floor
                            New York, New York 10016
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 12, 2001
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             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D
----------------------------                       ----------------------------
CUSIP No.   981918105                                   Page 2 of 8 Pages
----------------------------                       ----------------------------

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1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   SGC Advisory Services, Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
                                                                          (a)|_|
                                                                          (b)|_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*(See Instructions)

                   OO - Other

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                         |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Connecticut
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                           7      SOLE VOTING POWER

NUMBER OF                              1,000,000
SHARES                     ----------------------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER
OWNED BY
 EACH                                  0
REPORTING                  ----------------------------------------------------
PERSON                     9      SOLE DISPOSITIVE POWER
 WITH
                                       1,000,000
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.0%
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14        TYPE OF REPORTING PERSON*
                   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------------                       ----------------------------
CUSIP No.   981918105                                   Page 3 of 8 Pages
----------------------------                       ----------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Steven G. Chrust
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)*
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   OO, WC - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

NUMBER OF                             7,388,730
SHARES                     ----------------------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER
OWNED BY
 EACH                                 1,105,000
REPORTING                  ----------------------------------------------------
PERSON                     9      SOLE DISPOSITIVE POWER
 WITH
                                      7,388,730
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      1,105,000
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   8,493,730
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   25.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------                       ----------------------------
CUSIP No.   981918105                                   Page 4 of 8 Pages
----------------------------                       ----------------------------

Item 1. Securities and Issuer

         The class of equity securities to which this statement relates is the common stock of Worlds.com Inc., a New Jersey corporation ("Company"). The Company's principal executive offices are located at 1786 Bedford Street, Stamford, Connecticut 06905. This is Amendment No. 5 to a Schedule 13D originally filed on April 16, 1999.

Item 2. Identity and Background

         This statement is filed on behalf of SGC Advisory Services, Inc., a Connecticut corporation ("SGC"), and Steven G. Chrust.

         SGC provides consulting and financial advice. SGC's business address is 1786 Bedford Street, Stamford, Connecticut 06905.

         Steven G. Chrust is the president and sole shareholder of SGC. Mr. Chrust's business address is 1786 Bedford Street, Stamford, Connecticut 06905. Mr. Chrust is also a director and the Chairman of the Board of the Company. Mr. Chrust is a United States citizen.

         Neither SGC nor Mr. Chrust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither SGC nor Mr. Chrust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

         In April 1999, SGC acquired warrants to purchase up to 1,000,000 shares of common stock for $0.50 per share ("SGC Warrants"). These warrants were issued by the Company to SGC as consideration for consulting services which SGC has been rendering to the Company since April 1999.

         In January 2001, the Company consummated a private placement in two tranches on January 2 and January 18, respectively. In the private placement, the Company sold units for $50,000 per unit. Each unit consisted of a $50,000 principal amount 6% convertible promissory note ("Note") (convertible at any time into shares of common stock at $0.10465 per share) and a warrant ("Warrant") to purchase 50,000 shares of common stock (exercisable beginning July 2, 2001 for $0.10465 per share). The $0.10465 conversion price of the notes and $0.10465 exercise price of the warrants represented 115% of the average last sale price of a share of common stock as reported by the OTC Bulletin Board for the five consecutive trading days immediately prior January 2, 2001, the date of the initial closing of the private placement.

----------------------------                       ----------------------------
CUSIP No.   981918105                                   Page 5 of 8 Pages
----------------------------                       ----------------------------

         Mr. Chrust purchased 13.1 units in the private placement, consisting of a $655,000 Note ("Chrust Note") and a Warrant to purchase 655,000 shares of common stock. Mr. Chrust's investment in the units was comprised of $255,000 cash and the conversion of $400,000 of outstanding obligations the Company owed to Mr. Chrust (including $250,000 under a convertible promissory note evidencing a loan made by Mr. Chrust to the Company in November 2000). In addition, Mr. Chrust agreed to forfeit warrants to purchase 375,000 shares common stock which were issued to him in connection with the November 2000 note.

         Effective February 12, 2001, Mr. Chrust converted the Chrust Note. As a result of the conversion, Mr. Chrust acquired 6,258,958 shares of the Company's common stock at a conversion rate of $0.10465 per share.

         In addition to having beneficial ownership over the 1,000,000 shares of common stock underlying the SGC Warrants by virtue of his ownership of SGC and his direct ownership of the 6,258,958 shares acquired through the conversion of the Chrust Note described above, Mr. Chrust currently has beneficial ownership of an additional 1,234,772 shares. He acquired beneficial ownership of these shares utilizing his own funds and resources as follows:

         o 60,000 shares of common stock held of record by Steven and Sharon Chrust, jointly, purchased directly from the Company at a price per share of $1.00 on October 21, 1997.

         o 60,000 shares of common stock held of record by Bear Stearns Securities Corp., as custodian for Mr. Chrust's Individual Retirement Account ("Chrust IRA"), purchased directly from the Company at a price per share of $1.00 on October 21, 1997.

         o 16,000 shares of common stock held of record in the Chrust IRA, originally acquired by the Steven Chrust BSSC Master Def Contribution Profit Sharing Account, 15,000 of which were purchased at a price per share of $1.6125 and 1,000 of which were purchased at a price per share of $1.545, on December 7, 1998, in open market transactions through the OTC Bulletin Board.

         o 15,000 shares of common stock held of record by the Eve Chrust 2000 Business Trust, for the benefit of Eve Chrust, Mr. Chrust's daughter, which were acquired by gift from Mr. Chrust.

         o 15,000 shares of common stock held of record by the Liza Chrust 1999 Beneficiary's Trust, for the benefit of Liza Chrust, Mr. Chrust's other daughter, which were acquired by gift from Mr. Chrust.

         o 15,000 shares of common stock issuable upon the exercise of presently exercisable warrants granted to Steven and Sharon Chrust, jointly, purchased on June 28, 1999, directly from the Company.

----------------------------                       ----------------------------
CUSIP No.   981918105                                   Page 6 of 8 Pages
----------------------------                       ----------------------------


         o 302,939 shares purchased from Steven A. Greenberg, a founder of Worlds Acquisition Corp. and a principal shareholder of the Company, in private transactions at a purchase price of $3.301 per share on March 10, 2000.

         o 95,833 shares issuable upon the exercise of options that become exercisable within 60 days of the date of this report.

         o 655,000 shares issuable upon the exercise of warrants purchased in the Company's January 2001 private placement that become exercisable within 60 days of the date of this report.

Item 4. Purpose of Transactions

         Mr. Chrust holds his shares of common stock and the other securities described herein for investment purposes.

         Steven G. Chrust is a member and Chairman of the Board of Directors of the Company. Mr. Chrust, in his capacity as a member and Chairman of the Board of Directors of the Company, may be involved in the consideration of various proposals considered by the Board of Directors of the Company. However, neither Mr. Chrust nor SGC has current plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5. Interest in Securities of the Issuer

         SGC holds warrants to purchase 1,000,000 shares of common stock. Accordingly, SGC is the beneficial owner of 1,000,000 shares of common stock. This represents a beneficial ownership equal to 3.0% of the outstanding common stock of the Company based on 33,824,339 shares of common stock outstanding as of May 14, 2001. Mr. Chrust, as President of SGC, has sole power to exercise these SGC Warrants and, upon issuance of the common stock, to vote and dispose of the shares of common stock.

----------------------------                       ----------------------------
CUSIP No.   981918105                                   Page 7 of 8 Pages
----------------------------                       ----------------------------

         Mr. Chrust currently has beneficial ownership of 8,493,730 shares or 25.3% of the outstanding common stock of the Company, including the shares of common stock underlying the SGC Warrants.

         Mr. Chrust has sole voting and dispositive control of all the shares of which he currently has beneficial ownership, except for 75,000, 15,000, and 15,000 shares in which he may be deemed to share voting and dispositive power with, respectively, Sharon Chrust, Eve Chrust and Liza Chrust.

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         In March 1999, the Company entered into a financial advisory and consulting agreement with SGC. The agreement continues through March 2002. As part of this agreement, Thomas Kidrin, President and Chief Executive Officer of the Company, and Steven Greenberg and Michael Scharf, each holders of more than 5% of the Company's common stock, agreed to vote any shares of common stock owned by them for the election of Mr. Chrust as a director of the Company during the term of the agreement.

         In January 2001, Mr. Chrust purchased 13.1 units in the Company's January 2001 private placement. Mr. Chrust's investment in the units included the conversion of $400,000 of outstanding obligations the Company owed to Mr. Chrust (including $250,000 under a convertible promissory note evidencing a loan made by Mr. Chrust to the Company in November 2000). In connection with the purchase, Mr. Chrust agreed to forfeit warrants to purchase 375,000 shares common stock which were issued to him in connection with the November 2000 note.

Item 7. Materials to be Filed as Exhibits

         10.1 Joint Filing Agreement dated as of April 14, 1999.1












--------
1        Previously filed with Schedule 13D filed on April 16, 1999.

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CUSIP No.   981918105                                   Page 8 of 8 Pages
----------------------------                       ----------------------------


                                   SIGNATURES



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 24, 2001

                                     SGC Advisory Services, Inc.


                                     By:  /s/ Steven G. Chrust
                                         -------------------------------
                                          Steven G. Chrust, President


                                      /s/ Steven G. Chrust
                                     -----------------------------------
                                     Steven G. Chrust